1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding the Resolutions Passed at the Extraordinary General Meeting, dated October 25, 2006	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 27, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement Regarding the Resolutions Passed

at the Extraordinary General Meeting

The Board of the Company is pleased to announce that all ordinary resolutions in respect of continuing connected transactions and strategic agreement were duly passed by the Independent Shareholders by way of poll at the EGM of the Company held on 25 October 2006.

Reference is made to the circular of China Telecom Corporation Limited (“the Company”) dated 8 September 2006 in respect of continuing connected transactions and strategic agreement (the “Circular”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

The Board of the Company (the “Board”) is pleased to announce that all the ordinary resolutions in respect of continuing connected transactions and strategic agreement were duly passed by the Independent Shareholders by way of poll at the extraordinary general meeting (“EGM”) of the Company held on Wednesday, 25 October 2006 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As at the date of the EGM, the total number of issued shares of the Company was 80,932,368,321. As explained in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company holding an aggregate of 57,377,053,317 shares, representing approximately 70.89% of the total number of issued shares of the Company, was required to abstain from voting on the resolutions in respect of continuing connected transactions and strategic agreement. There were no restrictions on any other shareholders casting votes on any of the proposed resolutions at the EGM. Therefore, the total number of shares entitling the holders to attend and vote for or against any of the ordinary resolutions proposed at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company. The holding of the EGM was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. China Telecommunications Corporation abstained from voting on the proposed resolutions at the EGM.

The poll results in respect of the proposed resolutions at the EGM were as follows:

Ordinary Resolutions	Total number of votes (%)
	For	Against

1.      THAT the Engineering Framework Agreements as described in the circular of the Company dated 8 September 2006 (the “Circular”) and the transactions contemplated thereunder, be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreements.

	15,858,051,873 (99.9936)%	1,016,100 (0.0064)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.      THAT the Interconnection Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

	15,857,731,873 (99.9916)%	1,336,100 (0.0084)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.      THAT the proposed Annual Caps for the Engineering Framework Agreements for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and are hereby approved, ratified and confirmed.

	15,857,743,373 (99.9916)%	1,324,600 (0.0084)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.      THAT the proposed no Annual Cap for the Interconnection Agreement for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and are hereby approved, ratified and confirmed.

	15,857,352,873 (99.9892)%	1,715,100 (0.0108)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

5.      THAT the Strategic Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

	15,857,568,873 (99.9905)%	1,499,100 (0.0095)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited (the share registrar for the Company’s H share) was the scruntineer for the vote-taking at the EGM.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited Li Ping Yung Shun Loy, Jacky Joint Company Secretaries

Beijing, PRC

25 October 2006

“Please also refer to the published version of this announcement in South China Morning Post.”